Exhibit 99.1

From: Laura Fisher, VP HR Operations

To: All Savvis Employees

Date: May 22, 2009

On May 19, 2009, our stockholders approved an amendment to our Amended and Restated Incentive Compensation Plan to allow us to implement a stock option exchange offer (the “Exchange Offer”). The Exchange Offer will allow our eligible employees in the USA and UK the opportunity to exchange some or all of their outstanding stock options with an exercise price per share greater than $17.85 (which is the 52-week high closing price of our common stock immediately prior to commencement of the Exchange Offer) and granted prior to May 29, 2008 (“Eligible Options”), whether vested or unvested, for a lesser number of stock options (the “New Options”) with an exercise price equal to the closing price of our common stock on the date of grant of the New Options.

Employees who qualify for the Exchange Offer (“Eligible Employees”) will receive an email from Fidelity on May 29th with a login user ID and a link to the Exchange Offer website; the password sequence will be sent in a separate email from Savvis.

Exchange Offer is expected to begin on May 29, 2009 and expire at 6:00 A.M. Central Time on June 26, 2009, unless extended by us.

Key contact numbers for Fidelity Stock Plan Service Representatives during the offer election period:

USA Eligible Employees – 1-800-544-9354, between 5:00 p.m. Sundays through Midnight on Fridays, Eastern Time.

UK Eligible Employees – 1-800-544-0275, local times 8:00 a.m. to 8:00 p.m. Monday through Friday

The Exchange Offer described in this communication has not been launched. When the Exchange Offer begins, we will provide Eligible Employees with a tender offer statement and other written materials explaining the terms and timing of the Exchange Offer. You will be able to obtain these materials and other documents filed by Savvis with the Securities and Exchange Commission (SEC) free of charge from the SEC’s website at www.sec.gov. These materials will also be available free of charge at a Fidelity-hosted

Exchange Offer website, which we will launch to assist with the Exchange Offer. Once these documents become available, Eligible Employees should read these materials carefully, as they will contain important information about the Exchange Offer. We anticipate that Eligible Employees will receive email notification regarding these materials on or about May 29, 2009.